Schering AG and Siemens Medical Solutions to jointly explore novel Computer Tomography technology

Berlin, November 28, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and Siemens Medical Solutions will join forces to explore the potential of Siemens novel Dual Source computer tomography (CT) technology implemented for the first time on SOMATOM(r) Definition in combination with Schering's CT imaging agent Ultravist(r).

The new SOMATOM Definition presented by Siemens at the 91st congress of the Radiological Society of North America (RSNA) in Chicago is the world's first Dual Source CT system and is faster than any existing CT technology. It employs two X-ray sources and two detectors at the same time, while common CT systems use only one source and detector. Ultravist is an intravascular, non-ionic contrast medium suitable for all common X-ray examinations. It is approved in over 100 countries worldwide and used in over 10 million procedures per year.

"The combination of Dual Source CT imaging performance and Ultravist is expected to provide significant clinical advantages over existing CT systems. This is especially true for rapidly growing diagnostic imaging applications such as cardiac CT and CT in acute care. Furthermore, beyond new applications for established contrast media like Ultravist, the Dual Source CT technology opens exciting new avenues in R&D for innovation in CT contrast media." said Dr. Karin Dorrepaal, member of the Executive Board of Schering AG, responsible for Diagnostic Imaging.

"Siemens' new Dual Source CT technology will allow physicians to utilize CT technology in new areas of research, and enable physicians to diagnose disease earlier and more cost effectively." said Prof. Dr. Erich R. Reinhardt, member of the Board of Siemens AG and president and Chief Executive Officer, Siemens Medical Solutions. "Combining the expertise of Schering and Siemens Medical Solutions in this field will lead to a faster development of optimized examination protocols and of new clinical applications in cardiovascular imaging and tissue evaluation."

Through this technology numerous advantages will be offered to physicians and patients such as clearer, more detailed images and a wider range of clinical applications. It is designed to set new standards in non-invasive diagnosis of the heart and the coronary arteries. It is capable of imaging patients with high or irregular heart rates, or arrhythmias, without beta blocker medications that are often employed today. At the same time radiation exposure can be reduced by up to 50%. In the area of Acute Care imaging, patients can receive an accelerated diagnosis independent of the patient's condition and size while maintaining highest image quality.

The new Dual Source CT has also enhanced capabilities which are expected to lead to new breakthroughs in clinical research and possibilities for major innovations in CT contrast media through new research and development. These capabilities include scanning with two different X-ray energies simultaneously, which may allow physicians to better differentiate, characterize, isolate and distinguish tissues and lesions. Patient examinations have recently been started at the University of Erlangen.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work
Find additional information at: www.schering.de/eng

Siemens Medical Solutions is one of the world's largest suppliers to the healthcare industry. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. From imaging systems for diagnosis, to therapy equipment for treatment, to patient monitors to hearing instruments and beyond, Siemens innovations contribute to the health and well-being of people across the globe, while improving operational efficiencies and optimizing workflow in hospitals, clinics, home health agencies, and doctors' offices. Employing approximately 33.000 people worldwide and operating in more than 120 countries, Siemens Medical Solutions reported sales of 7.6 billion EUR, orders of 8.6 billion EUR and group profit of 1 billion EUR for fiscal 2005 (preliminary figures). Further information can be found under: http://www.siemens.com/medical

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Schering AG:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the U.S.:
Media Relations: Heather Levis, T:+1-973-305 5313 heather_levis@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Your contacts at  Siemens AG:

Axel Wieczorek, T.: +49-9131-848335, a.wieczorek@siemens.com
Doris Pischitz, T.: +49-9191-188976, doris.pischitz@siemens.com
Your contact in the U.S.:

LuJean Smith, T. +1-610-4481473, lujean.smith@siemens.com